Exhibit 13

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

	June 30, 2002	December 31, 2001

	(unaudited)
Assets

Investments in hotel properties	$3,208,468	$3,183,677

Accumulated depreciation	(455,714)	(397,380)

	2,752,754	2,786,297

Cash and cash equivalents	27,405	23,441

Accounts receivable, net of allowance for doubtful accounts of $735 and $973	51,995	47,178

Prepaid expenses and other	15,208	18,306

Notes receivable from Interstate Hotels & Resorts, Inc.	59,069	36,000

Due from Interstate Hotels & Resorts	—	8,877

Investments in affiliates	41,714	41,714

Restricted cash	16,920	21,304

Intangible assets, net of accumulated amortization of $7,814 and $5,289	20,232	21,469

	$2,985,297	$3,004,586

Liabilities, Minority Interests and Partners’ Equity

Accounts payable, accrued expenses and other liabilities	$121,582	$123,972

Accrued interest	53,217	45,009

Due to Interstate Hotels & Resorts	9,092	—

Income taxes payable	41	310

Distributions payable	449	1,090

Deferred income taxes	6,798	7,130

Interest rate swaps	8,684	12,100

Notes payable to MeriStar Hospitality	357,311	357,117

Long-term debt	1,311,824	1,343,017

Total liabilities	1,868,998	1,889,745

Minority interests	2,646	2,639

Redeemable OP units at redemption value	67,722	67,012

Partners’ capital – common OP units 45,045,390 and 44,524,147 issued and outstanding	1,045,931	1,045,190

	$2,985,297	$3,004,586

See accompanying notes to condensed consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS UNAUDITED (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Revenue:

Hotel operations:

Rooms	$183,422	$202,380	$353,970	$402,760

Food and beverage	71,905	74,092	133,970	145,383

Other operating departments	20,608	23,534	39,716	46,005

Participating lease revenue	—	3,752	—	7,536

Office rental and other revenues	5,320	3,409	10,263	8,167

Total revenue	281,255	307,167	537,919	609,851

Hotel operating expenses by department:

Rooms	43,443	46,565	82,378	92,287

Food and beverage	50,445	52,486	94,850	103,890

Other operating departments	11,651	12,046	22,345	23,616

Office rental, parking and other operating expenses	790	688	1,604	1,625

Undistributed operating expenses:

Administrative and general	44,727	43,138	88,198	88,055

Property operating costs	41,453	42,278	78,835	84,977

Property taxes, insurance and other	16,864	18,515	36,945	36,902

Depreciation and amortization	31,139	28,400	61,731	57,787

Expense for non-hedging derivatives	3,090	—	3,079	—

Write-off of deferred financing costs	—		1,529	—

Loss on fair value of non-hedging derivatives	—	—	4,735	—

Write down of investment in STS Hotel Net	—	—	—	2,112

Swap termination costs	—	—	—	9,297

Felcor merger costs	—	3,789	—	3,789

Cost to terminate leases with Prime Hospitality Corporation	—	1,315	—	1,315

Total operating expenses	243,602	249,220	476,229	505,652

Net operating income	37,653	57,947	61,690	104,199

Interest expense, net	34,063	30,032	68,662	60,261

Income (loss) before minority interests, income tax expense (benefit), loss on sale of assets and extraordinary loss	3,590	27,915	(6,972)	43,938

Minority interests	(3)	(5)	8	6

Income (loss) before income tax expense (benefit), loss on sale of assets and extraordinary loss	3,593	27,920	(6,980)	43,932

Income tax expense (benefit)	90	789	(159)	1,242

Income (loss) before loss on sale of assets and extraordinary loss	3,503	27,131	(6,821)	42,690

Loss on sale of assets, net of tax effect of ($19)	—	—	—	(1,062)

Extraordinary loss on early extinguishments of debt, net of tax effect of ($17)	—	—	—	(1,226)

Net income (loss)	3,503	27,131	(6,821)	40,402

Preferred distributions	(141)	(141)	(282)	(282)

Net income (loss) applicable to common unitholders	$3,362	$26,990	$(7,103)	$40,120

See accompanying notes to condensed consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS UNAUDITED (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Net income (loss) applicable to common unitholders	$3,362	$26,990	$(7,103)	$40,120

Net income (loss) applicable to general partner common unitholder	$3,095	$24,842	$(6,525)	$36,887

Net income (loss) applicable to third party limited partner common unitholders	$267	$2,148	$(578)	$3,233

Earnings per unit:

Basic:

Income (loss) before extraordinary loss	$0.07	$0.55	$(0.15)	$0.85

Extraordinary loss	—	—	—	(0.03)

Net income (loss)	$0.07	$0.55	$(0.15)	$0.82

Diluted:

Income (loss) before extraordinary loss	$0.07	$0.54	$(0.15)	$0.83

Extraordinary loss	—	—	—	(0.02)

Net income (loss)	$0.07	$0.54	$(0.15)	$0.81

See accompanying notes to condensed consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.
CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL IN THOUSANDS
UNAUDITED

	Six months ended June 30,

	2002	2001

Balance at beginning of year	$1,045,190	$1,142,772

Net income (loss)	(6,821)	40,402

Foreign currency translation adjustment	829	(159)

Transition adjustment	—	(2,842)

Change in fair value of cash flow hedges	511	(4,268)

Comprehensive income (loss)	(5,481)	33,133

Reclassification of non-hedging derivatives	4,735	—

Contributions	3,156	705

Contribution from general partner related to amortization of unearned stock-based compensation	1,920	1,842

Repurchase of units	(1,193)	(3,280)

Allocations from (to) redeemable OP units	(1,501)	(9,851)

Distributions	(895)	(48,387)

Balance at end of period	$1,045,931	$1,116,934

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED (IN THOUSANDS)

	Six months ended
	June 30,

	2002	2001

Operating activities:

Net income (loss)	$(6,821)	$40,402

Adjustments to reconcile net income (loss) to net

cash provided by operating activities:

Depreciation and amortization	61,731	57,787

Loss on fair value of non-hedging derivatives	4,735	—

Write-off of deferred financing costs	1,529	—

Loss on sale of assets, before tax effect	—	1,081

Write down of investment in STS Hotel Net	—	2,112

Extraordinary loss on early extinguishment of debt, before tax effect	—	1,243

Minority interests	8	6

Amortization of unearned stock based compensation	1,920	1,842

Interest rate swaps marked to fair value	(2,905)	-

Deferred income taxes	(332)	296

Changes in operating assets and liabilities:

Accounts receivable, net	(4,817)	(7,007)

Prepaid expenses and other	3,098	502

Due to/from Interstate Hotels & Resorts	4,900	11,328

Accounts payable, accrued expenses and other liabilities	(2,862)	(9,052)

Accrued interest	8,208	15,987

Income taxes payable	(269)	499

Net cash provided by operating activities	68,123	117,026

Investing activities:

Investment in hotel properties	(24,696)	(23,782)

Proceeds from disposition of assets	—	7,274

Hotel operating cash received in lease conversions	—	3,257

Notes receivable from Interstate Hotels & Resorts	(10,000)	(36,000)

Change in restricted cash	4,384	(283)

Net cash used in investing activities	(30,312)	(49,534)

Financing activities:

Deferred financing costs	(3,571)	(9,906)

Proceeds from issuance of long-term debt	234,841	599,529

Principal payments on long-term debt	(265,840)	(584,830)

Contributions from partners	3,156	705

Repurchase of units	(1,193)	(3,280)

Distributions to partners	(1,212)	(49,685)

Net cash used in financing activities	(33,819)	(47,467)

Effect of exchange rate changes on cash and cash equivalents	(28)	283

Net increase in cash and cash equivalents	3,964	20,308

Cash and cash equivalents, beginning of period	23,441	242

Cash and cash equivalents, end of period	$27,405	$20,550

See accompanying notes to condensed consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2002
UNAUDITED (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

1.     ORGANIZATION

We are a subsidiary operating partnership of MeriStar Hospitality Corporation. We own a portfolio of upscale, full-service hotels in the United States and Canada. Our portfolio is diversified by franchise and brand affiliations. As of June 30, 2002, we owned 112 hotels, with 28,653 rooms, all of which are leased by our taxable subsidiaries and managed by Interstate Hotels & Resorts, Inc, which was created on July 31, 2002 through the merger of MeriStar Hotels & Resorts, Inc. and Interstate Hotels Corporation, with MeriStar Hotels & Resorts, Inc. surviving the merger and changing its name to “Interstate Hotels & Resorts, Inc.”

We were created on August 3, 1998, as a result of the merger between CapStar Hotel Company and American General Hospitality Corporation, and the subsequent formation of MeriStar Hospitality, the merged entity. MeriStar Hospitality, a real estate investment trust, or REIT, is our general partner and owns a one percent interest in us as of June 30, 2002. The limited partners are as follows:

•	MeriStar LP, Inc., a wholly-owned subsidiary of MeriStar Hospitality, which owns approximately a 90 percent interest as of June 30, 2002; and
•	various third parties, which owned an aggregate interest of nine percent at June 30, 2002.

Partners’ capital includes the partnership interests of MeriStar Hospitality and MeriStar LP, Inc. MeriStar Hospitality held 483,745 common OP units as of June 30, 2002. MeriStar LP, Inc. held 44,561,645 common OP units as of June 30, 2002. Due to the redemption rights of the limited partnership units held by third parties, these units have been excluded from partner’s capital and classified as Redeemable OP units and are recorded at redemption value. At June 30, 2002, there were 3,721,307 redeemable units outstanding.

On January 1, 2001, changes to the federal tax laws governing real estate investment trusts became effective. Those changes are commonly known as the REIT Modernization Act, or RMA. The RMA permits real estate investment trusts to create taxable subsidiaries that are subject to taxation similar to subchapter C-Corporations. Because of the RMA, we have created a number of these taxable subsidiaries to lease our real property. The RMA prohibits our taxable subsidiaries from engaging in the following activities:

•	managing the properties they lease (our taxable subsidiaries must enter into an “arms length” management agreement with an independent third-party manager that is actively involved in the trade or business of hotel management and manages properties on behalf of other owners),
•	leasing a property that contains gambling operations; and
•	owning a brand or franchise.

We believe establishing taxable subsidiaries to lease the properties we own provides an efficient alignment of and ability to capture the economic interests of property ownership. Our taxable subsidiaries are parties to management agreements with a subsidiary of Interstate Hotels to manage our hotels. Under these management agreements, the taxable subsidiaries pay a management fee to Interstate Hotels for each property. The taxable subsidiaries in turn make rental payments to us under the participating leases. Under the management agreements, the base management fee is 2.5% of total hotel revenue plus incentives payments, based on meeting performance thresholds, that could total up to 1.5% of total hotel revenue. All of the agreements, except for four agreements with terms that renew annually, have an initial term of 10 years with three renewal periods of five years each at the option of Interstate Hotels, subject to some exceptions.

In connection with the proposed merger of MeriStar Hotels with Interstate Hotels Corporation, our Board of Directors established a Special Committee consisting solely of directors not affiliated with MeriStar Hotels. The Special Committee, with the assistance of its outside counsel, reviewed the terms of the merger and the effect of the merger on us and recommended to the full Board that we (i) consent to the proposed merger, (ii) waive any of our rights to terminate the Intercompany Agreement or any of the management agreements on our hotels between MeriStar Hotels and us as a result of the merger, and (iii) amend our revolving credit and term loan agreements with MeriStar Hotels subject to documentation and various conditions including the payment to us of $3.0 million to reduce MeriStar Hotels’ borrowings under our credit agreement with them. At a meeting of the full Board of Directors on April 30, 2002, the Board approved the recommendations of the Special Committee subject to final documentation and satisfaction of the conditions, all of which occurred prior to the merger becoming effective on July 31, 2002.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

We have prepared these unaudited interim financial statements according to the rules and regulations of the Securities and Exchange Commission. We have omitted certain information and footnote disclosures that are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2001. Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

In our opinion, the accompanying unaudited condensed consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” requires a public entity to report selected information about operating segments in financial reports issued to shareholders. Based on the guidance provided in the standard, we have determined that our business is conducted in one reportable segment. The standard also establishes requirements for related disclosures about products and services, geographic areas and major customers. Revenues for Canadian operations totaled $5,882 and $6,061 for the three months ended June 30, 2002 and 2001, respectively. Revenues for Canadian operations totaled $10,407 and $11,583 for the six months ended June 30, 2002 and 2001, respectively.

Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. We assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows, and by evaluating hedging opportunities. We do not enter into derivative instruments for any purpose other than cash flow hedging purposes.

Our interest rate swap agreements were initially designated as hedges against changes in future cash flows associated with specific variable rate debt obligations. As of June 30, 2002, we had three swap agreements with notional amounts totaling $300 million. All of these swap agreements have been converted to non-hedging derivatives due to our repayment of the floating-rate borrowings they originally hedged, and they are currently being marked to market through our statement of operations. We have interest rate exposure going forward as the change in fair value of our non-hedging derivatives will have an impact on our statement of operations. The interest rate swap agreements are reflected at fair value in our consolidated balance sheet as of June 30, 2002. For more information regarding our interest rate hedging activities, see “Quantitative and Qualitative Disclosures about Market Risk.”

New Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” If we enter into these transactions in the future, we will have to evaluate the effects this new standard will have on our financial statements. The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, Technical Corrections”. We plan to adopt this statement on January 1, 2003.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” which supersedes SFAS No. 121. The provisions of SFAS No. 144 were effective on January 1, 2002 for our financial statements. We did not have any asset sales or impairments in the first six months of 2002; therefore, SFAS No. 144 has no effect on our financial statements for the three and six months ended June 30, 2002.

3.     NOTE RECEIVABLE FROM MANAGEMENT COMPANY

Under a revolving credit agreement with Interstate Hotels, we lent, from time to time, Interstate Hotels up to $50,000 for general corporate purposes. The interest rate on this credit agreement was 650 basis points over the 30-day London Interbank Offered Rate. As of June 30, 2002, $46,000 was outstanding under this revolving credit agreement.

Interstate Hotels also issued us a term note effective January 1, 2002. This $13,069 term note refinanced outstanding accounts payable Interstate Hotels owed to us. The term loan bore interest at 650 basis points over the 30-day LIBOR. The maturity date was the same as that of the revolving credit agreement.

The repayment of the credit agreement and term note were subordinate to MeriStar Hotel’s bank debt.

In connection with the merger that created Interstate Hotels on July 31, 2002, Interstate Hotels paid $3,000 to reduce its borrowings outstanding on the credit agreement. Also, the credit agreement and term note were amended and combined into a term loan agreement with a principal balance of $56,069 and a maturity date of July 31, 2007.

4.     LONG-TERM DEBT

Long-term debt consisted of the following:

	June 30, 2002	December 31, 2001

Senior unsecured notes	$950,000	$750,000

Credit facility	—	224,000

Secured facility	317,258	319,788

Mortgage debt and other	51,025	52,335

	1,318,283	1,346,123

Notes payable to MeriStar Hospitality	359,300	359,300

Unamortized issue discount	(8,448)	(5,289)

	$1,669,135	$1,700,134

As of June 30, 2002 aggregate future maturities of the above obligations are as follows:

2002	$12,155

2003	8,584

2004	171,164

2005	9,259

2006	10,001

Thereafter	1,457,972

$1,669,135

In February 2002, we issued an additional $200,000 ($196,250, net of discount) aggregate principal amount of 9.13% senior unsecured notes due 2011. We used the proceeds from the issuance of these notes to repay approximately $195,000 of the outstanding balance under our revolving credit agreement. As a result of this financing, we redesignated some swap agreements as non-hedging derivatives. We recognized a $4,735 loss when this amount was transferred out of accumulated other comprehensive income because the debt being hedged was repaid.

In February 2002, we amended our revolving credit agreement. The amendment allows us to reduce the revolving commitments to below $300,000. In March 2002, we reduced the borrowing capacity on our revolving credit agreement from $310,000 to $150,000. We recognized a $1,529 loss due to the write-off of deferred financing costs related to reducing the borrowing capacity of our revolving credit agreement.

5.     DISTRIBUTIONS PAYABLE

On June 26, 2002, we declared a dividend for the three months ended June 30, 2002 of $0.01 per unit of limited partnership interest. We paid the dividend on July 31, 2002.

6.     EARNINGS PER UNIT

The following table presents the computation of basic and diluted earnings per unit:

	Three months ended		Six months ended

	June 30,		June 30,

	2002	2001	2002	2001

BASIC EARNINGS (LOSS) PER UNIT COMPUTAION:

Income (loss) before extraordinary loss	$3,503	$27,131	$(6,821)	$41,628

Dividends paid on unvested restricted stock	(141)	(141)	(3)	(403)

Preferred distributions	(2)	(202)	(282)	(282)

Income (loss) applicable to common unitholders	$3,360	$26,788	$(7,106)	$40,943

Weighted average number of OP units outstanding	48,770	48,343	48,770	48,383

Basic earnings (loss) per unit before extraordinary loss	$0.07	$0.55	$(0.15)	$0.85

DILUTED EARNINGS (LOSS) PER UNIT COMPUTATION:

Income (loss) applicable to common unitholders	$3,360	$26,788	$(7,106)	$40,943

Preferred distributions	—	141	—	282

Interest on convertible debt of MeriStar	—	1,796	—	3,591

Restricted stock	—	8	—	—

Adjusted net income (loss)	$3,360	$28,733	$(7,106)	$44,816

Weighted average number of OP units outstanding	48,770	48,343	48,770	48,383

Stock options of MeriStar	75	403	—	359

Class D Preferred OP units	—	392	—	392

Convertible debt of MeriStar	—	4,538	—	4,538

Restricted stock	—	16	—	—

Total weighted average number of diluted OP units outstanding	48,845	53,692	48,770	53,672

Diluted earnings (loss) per unit before extraordinary loss	$0.07	$0.54	$(0.15)	$0.83

Stock options, Class D Preferred OP units, convertible debt of MeriStar and restricted stock are not included in the computation of diluted earnings (loss) per share when their effect is antidilutive.

7.     SUPPLEMENTAL CASH FLOW INFORMATION

	Six months ended June 30,

	2002	2001

Cash paid for interest and income taxes:

Interest, net of capitalized interest of $1,947 and $3,822 respectively	$60,454	$44,274

Income taxes	536	511

Non-cash investing and financing activities:

Issuance of POPs	2,894	—

Redemption of redeemable OP units	6,146	2,845

Operating assets received and liabilities assumed from lease conversion:

Accounts receivable	$—	$47,200

Prepaid expenses and other	—	13,500

Furniture and fixtures, net	—	152

Investment in affiliates, net	—	1,629

Total operating assets received	$—	$62,481

Accounts payable and accrued expenses	$—	$65,706

Long-term debt	—	32

Total liabilities acquired	$—	$65,738

8.     STOCK-BASED COMPENSATION

As of June 30, 2002, MeriStar Hospitality has granted 481,500 shares of restricted stock to employees. This restricted stock vests ratably over three-year or five-year periods.

As of June 30, 2002, we have granted 900,000 Profits-Only OP Units, or POPs, to some of our employees pursuant to our POPs Plan. These POPs are fixed awards and vest over three-year or four-year periods.

9.     RESTRUCTURING EXPENSES

During the third quarter of 2001, we incurred a restructuring charge of $1,080 in connection with operational changes at our corporate headquarters. The restructuring included eliminating seven corporate staff positions and office space no longer needed under the new structure. During 2002, we applied $104 of lease costs against the restructuring reserve. Approximately $288 of the restructuring accrual remains at June 30, 2002.

10.     CONSOLIDATING FINANCIAL INFORMATION

Certain of our subsidiaries and MeriStar Hospitality are guarantors of senior unsecured notes. Our guarantor subsidiaries also guarantee the unsecured subordinated notes of MeriStar Hospitality. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to this Quarterly Report on Form 10-Q presents supplementary consolidating information for us, our non-guarantor subsidiaries, and each of our guarantor subsidiaries. The supplementary consolidating information in Exhibit 99 presents our consolidating balance sheets as of June 30, 2002 and December 31, 2001, consolidating statements of operations for each of the three and six months ended June 30, 2002 and 2001, and consolidating cash flows for the six months ended June 30, 2002 and 2001.

11.     SUBSEQUENT EVENT

On August 1, 2002 we sold three hotels for $25,150. The aggregate carrying amounts of the hotel properties was approximately $24,000. As of June 30, 2002, the sale of these assets was not probable and therefore we did not meet the criteria according to SFAS No. 144 to classify these hotels as held for sale on our Balance Sheet and to reclassify the operations of these hotels to discontinued operations on our Statement of Operations.